AP
9/4

[redacted]

OMMISSION
49

08032562

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/07** (MM/DD/YY) AND ENDING **06/30/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buck Kwasha Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, 30th Floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater **(212)330-1045**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 9/4

OATH OR AFFIRMATION

I, **Karl W. Lohwater**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buck Kwasha Securities LLC**, as of **June 30**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 2010

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
June 30, 2008 and 2007

(With Independent Auditors' Report Thereon)

BUCK KWASHA SECURITIES, LLC

Table of Contents

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-9942

Independent Auditors' Report

The Member
Buck Kwasha Securities, LLC
New York, New York:

We have audited the accompanying statement of financial condition of Buck Kwasha Securities, LLC (the Company) as of June 30, 2008, that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The accompanying financial statement of condition of Buck Kwasha Securities, LLC as of the year ended June 30, 2007 was audited by other auditors whose report thereon dated August 28, 2007 expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement of condition referred to above presents fairly, in all material respects, the financial position of Buck Kwasha Securities, LLC as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, PA
August 27, 2008

END

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition

June 30, 2008 and 2007

		2008	2007
Assets			
Cash	$	2,037,785	1,057,367
Accrued fees receivable		246,062	248,859
Prepaid expenses		1,928	
Total assets	$	2,285,775	1,306,226
Liabilities and Member's Equity			
Due to related party	$		61,202
Accrued expenses		25,000	25,000
Income tax payable to affiliate		244,501	452,414
Total liabilities		269,501	538,616
Member's equity:			
Member's contributions		416,743	200,000
Accumulated Earnings		1,599,531	567,610
		2,016,274	767,610
Total liabilities and member's equity	$	2,285,775	1,306,226

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Organization

Buck Kwasha Securities, LLC (Company) is a Delaware limited liability company formed on February 11, 2005 and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis. The company is a broker-dealer registered with the Securities and Exchange Commission and a member of National Association of Securities Dealers. Buck Consultants, LLC (Parent), a Delaware corporation, has a 100% interest in the Company.

The Company's revenues comprise primarily 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom ACS HR Solutions, LLC, an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of ACS HR Solutions, LLC. Neither the Company nor ACS HR Solutions LLC has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

The Company does not take custody of client funds or securities and is not involved in the settlement of these mutual fund trades, which are settled directly between the institutional customers and the mutual fund.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Cash

The Company maintains cash balances at one financial institution. At times, the amount on deposit at this institution exceeds the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation (FDIC).

Mutual Fund Fees

Mutual fund fees which primarily comprise 12b-1 fees are accrued monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

Allocated Expenses

The Company receives some of its services from the Parent, which provides the use of its employees, facilities and utilities. These transactions are executed under terms which may differ from those provided by a third party. The Company has amounts due to the Parent resulting from such transactions.

(Continued)

Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if it filed its own returns.

The Parent's ultimate owner, Affiliated Computer Services, Inc., (ACS), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax sharing agreement with ACS, the amount of current tax expense or benefit is either remitted to or received from the Parent on a pro-rata method. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax sharing arrangement is accounted for as a capital contribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of June 30, 2008 and June 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

Other

The Company has no items of comprehensive income other than net income.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The adoption of FIN 48 on July 1, 2007 did not have an impact on the Company's results of operations or its financial position.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $1,768,284 and $518,751 as of June 30, 2008 and 2007, respectively, and a regulatory net capital requirement of $17,966 and $35,908 as of June 30, 2008 and 2007, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.15 to 1 and 1.04 to 1 at June 30, 2008 and 2007, respectively.

(Continued)

(3) Related Party Transactions

(a) Due to Related Party

Due to related party on the statement of financial condition of $0 and $61,202 as of June 30, 2008 and 2007, respectively, represents amounts due for rent, salary, and office administration under an expense sharing agreement.

(b) Income Taxes Payable to Affiliate

Accrued income taxes payable on the statement of financial condition of $244,501 and $452,414, as of June 30, 2008 and 2007, respectively, are due to the Parent in accordance with the Company's tax sharing agreement.

(4) Income Taxes

The provision for federal, state, and local income taxes represents the Company's federal, state, and local income taxes calculated on a separate return basis.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on July 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions. As such, there was no impact to member's equity.

If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company does not have a balance of accrued interest and penalties as of June 30, 2008.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of ACS, the Company is jointly and severally responsible for the income tax obligation of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of June 30, 2008, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations.

END